                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                             NEW GERMANY FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    644465106

                                 (CUSIP Number)

                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 7 Pages
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                                  SCHEDULE 13D


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CUSIP NO. 644465106                                                                         PAGE 2 OF 7 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mira, L.P.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    Not applicable
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              5,694,039
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          5,694,039
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,694,039

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.6%
-----------------------------------------------------------------------------------------------------------------


                                      -2-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 644465106                                                                         PAGE 4 OF 7 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zurich Capital Markets Inc.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable - indirect beneficial ownership
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              0
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          5,694,039
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          5,694,039
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,694,039

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.6%
-----------------------------------------------------------------------------------------------------------------


                                      -4-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
-----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999, most recently amended on July 10, 2000, relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of New Germany Fund, Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following additional disclosure:

         In November 2000, the Company paid a dividend of $1.30 per share on its outstanding common stock, which Mira elected to receive as an in-kind dividend. On November 29, 2000, the Company issued 714,331 shares of Common Stock to Mira, valued at $9 9/16 per share, in satisfaction of this dividend.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following additional disclosure:

         The 714,331 shares of Common Stock described in Item 3 were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mira beneficially owns an aggregate of 5,694,039 shares of Common Stock, constituting 20.6% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 5,694,039 shares of Common Stock, constituting 20.6% of the shares of Common Stock outstanding.

         (b) Mira has the sole power to direct the voting and disposition of the 5,694,039 shares of Common Stock which it holds directly. By virtue of its indirect, beneficial ownership of the 5,694,039 shares of Common Stock held by Mira, ZCMI, as the general partner of Mira, shares the power to direct the voting and disposition of those shares.

         (c) Except as described in Item 3, there have been no transactions of shares of Common Stock effected within the past 60 days by Mira or ZCMI.

         (d) Not applicable.

         (e) Not applicable.

                                              SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2000


                                              MIRA, L.P.

                                              By: Zurich Capital Markets Inc.
                                              Its: General Partner

                                                       By:  /s/ Randall K.C. Kau
                                                          ---------------------

                                                       Name:    Randall K.C. Kau
                                                       Title:   President



                                              ZURICH CAPITAL MARKETS INC


                                              By:    /s/ Randall K.C. Kau
                                                 ------------------------
                                                       Name:    Randall K.C. Kau
                                                       Title:   President